SECURITAS SYSTEMS

RECEIVED
SEC MAIL PROCESSING SECTION
DEC 2 7 2007
WASH, DC 202

Stockholm 07 12 21

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Peter Ragnarsson
Chief Financial Officer
Securitas Systems AB

07028924

Telephone: +46 8 458 80 23
Fax: +46 8 619 06 36
E-mail: peter.ragnarsson@securitassystems.com

PROCESSED
JAN 0 7 2008
THOMSON
FINANCIAL

1/3/08

SECURITAS SYSTEMS

82-35019

Stockholm 07 12 21

PRESS RELEASE

Stronger presence in the Netherlands

Securitas Systems has acquired Installerende Partners.
The purchase price is between 5-7x EBITDA.

Installerende Partners has more than 20 years of experience in the security industry and is a supplier of integrated security and IP satellite services to large customers in Holland. The annual sales for 2006 were approximately MSEK 26 (MEUR 2.8). The company has 25 employees.

Installerende Partners is an experienced security systems integration firm and has a good reputation for providing superior, custom-fit security systems to its customers.

"With the acquisition of Installerende Partners, we strengthen our presence in the Netherlands. The acquisition of Installerende Partners is a natural step in our strategy to secure and strengthen our position on the Dutch market" says Juan Vallejo, CEO of Securitas Systems AB.

For further information:
Åsa Larsson, Head of Communication and IR +46 (0)10 458 8017

This press release is also available at: www.securitassystems.com

Securitas Systems AB (publ) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banking, industry, defense, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems.

SECURITAS SYSTEMS

Stockholm 07 12 21

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Peter Ragnarsson
Chief Financial Officer
Securitas Systems AB

Telephone: +46 8 458 80 23
Fax: +46 8 619 06 36
E-mail: peter.ragnarsson@securitassystems.com

SECURITAS SYSTEMS

82-35019

Stockholm 07 12 14

PRESS RELEASE

Securitas Systems strengthens it's retail presence in the US

Securitas Systems has purchased the assets of Securex, a division of LP Innovations, Inc. The purchase price is between 5-6x EBITDA.

Securex provides installation, service, and monitoring solutions to LP Innovations' retail customer base. LP Innovations is one of the leading providers of retail shrink reduction and consulting services to retailers in the US.

"Our strategy in the US is to increase the element of services. By acquiring Securex's regional and national monitoring and service accounts, we reinforce that strategy" says Juan Vallejo, CEO of Securitas Systems AB.

For further information:
Åsa Larsson, Head of Communication and IR +46 (0)10 458 8017

This press release is also available at: www.securitassystems.com

Securitas Systems AB (publ) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banking, industry, defense, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems.

END